UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT REGULATION A

Date of Report (Date of earliest event reported) March 20, 2018

True Leaf Medicine International Ltd.
(Exact name of registrant as specified in its charter)

British Columbia	000-00000
State or other jurisdiction of incorporation or organization	(I.R.S. Employer
Identification No.)

100 Kalamalka Lake Road, Unit 32, Vernon, British Columbia V1T 9G1
(Full mailing address of principal executive offices)

778-389-9933
Issuer's telephone number, including area code

Title of each class of securities issued pursuant to Regulation A:	Common Shares

Item 9.    Other Events

Press Release

On March 20, 2018, True Leaf Medicine International Ltd. (the "Issuer") announces True Leaf Pet brings quality of life hemp products to 14th Annual Global Pet Expo.

Item 10.          Exhibits

15.1     Press Release dated March 20, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

True Leaf Medicine International Ltd.

/s/ Darcy Bomford
By:
Darcy Bomford
Chief Executive Officer of True Leaf

Date:  March 20, 2018